Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the Annual General Meeting of Shareholders of Globant S.A. (the “Company”) will be held on April 19, 2023, at 16.00 Luxembourg Time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg). Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of approving an increase and an extension of the duration of the authorized share capital of the Company.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2022 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and on an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (“Lux GAAP”). Further, because the Company's common shares are listed and admitted to trading in the New York Stock Exchange, the accounts for the financial year ended December 31, 2022 have also been prepared on a consolidated basis in accordance with international financial reporting standards (“IFRS”).

Enclosed with this mailing are the convening notice to the Annual General Meeting and the Extraordinary General Meeting of Shareholders and a proxy card relating thereto. If you hold your shares directly in your name in the shareholders’ register kept by the Company's transfer agent, please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and the Extraordinary General Meeting of Shareholders. If you hold your shares through a brokerage account, please promptly submit your votes as instructed by your broker.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company. All voting recommendations made by the Board of Directors and/or the Committees are set forth in the enclosed convening notice under each item of the agenda.

Sincerely,

/s/ Martin Migoya
Martin Migoya
Chairman of the Board of Directors

March 14, 2023

GLOBANT S.A.

société anonyme

37A, Avenue J.F. Kennedy,

L-1855, Luxembourg

R.C.S. Luxembourg B 173727

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 19, 2023 AT THE REGISTERED OFFICE OF THE COMPANY.

Dear Shareholders,

The Board of Directors of the Company (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on April 19, 2023, at 16.00 Luxembourg Time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg).

Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders at the same location.

The agendas of the meetings are the following:

AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS,

PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2022 and on the annual accounts of the Company for the financial year ended on December 31, 2022.

No vote is required on this item of the agenda.

2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2022.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended on December 31, 2022.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2022, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2022.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2022.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s annual accounts under Lux GAAP as of December 31, 2022, after due consideration of the management report and the report from the independent auditor on such annual accounts.

4. Allocation of results for the financial year ended December 31, 2022.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a gain of USD 15,082,441.23 during the financial year ended on December 31, 2022 and resolves to carry forward this gain of USD 15,082,441.23 to the following financial year”.

Recommendation:

The Board of Directors notes that, at a consolidated level the Company has made a gain of USD 149,479,000 during the financial year ended on December 31, 2022, and at an individual (stand-alone) level the Company has made a gain of USD 15,082,441.23 during such same period. The Board of Directors further notes that this gain at an individual (stand-alone) level is primarily attributed to the reimbursement for the economic cost related to the options exercised and awards vested in connection with the Company’s 2014 Equity Incentive Plan, as amended.

The Board of Directors recommends a vote FOR the allocation of the result from the 2022 fiscal year at an individual (stand-alone) level, as set forth below:

Result of the financial year	USD	15,082,441.23
Allocation to the legal reserve	/	/
Distribution of dividends	/	/
Result to be carried forward to the following year	USD	15,082,441.23

5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2022.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2022.”

Recommendation:

In accordance with applicable Luxembourg law and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2022, all directors who were members of the Board of Directors during the financial year ended on December 31, 2022, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended on December 31, 2022.

6. Approval of the cash and share based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2023.

Draft resolutions (Resolution V)

“The general meeting approves the following mix of cash and share based compensation payable to the non-executive members of the board of directors for the financial year 2023:

Name	Cash Compensation	Share Based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share Based)
Mrs. Linda Rottenberg	USD 100,000	USD 100,000	USD 200,000
Mr. Richard Haythornthwaite	USD 100,000	USD 100,000	USD 200,000
Mr. Philip Odeen	USD 100,000	USD 100,000	USD 200,000
Mr. Francisco Álvarez-Demalde	USD 100,000	USD 100,000	USD 200,000
Ms. Maria Pinelli	USD 100,000	USD 100,000	USD 200,000
Ms. Andrea Mayumi Petroni Merhy	USD 100,000	USD 100,000	USD 200,000
Total	USD 600,000	USD 600,000	USD 1,200,000

The share based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan, as amended. Both the cash and share based compensation shall be paid in quarterly installments, with share based compensation vesting on the first anniversary of the date of grant. The vesting of granted awards shall not be subject to continued service on the Company's board of directors and shall not be tied to performance requirements.”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

After careful review and consideration, the Compensation Committee proposes to maintain the same fee arrangement for the Company’s non-executive directors which was approved by the Company’s shareholders during the Annual General Meeting held on April 22, 2022, and therefore pay the following mix of cash and share based compensation to the non-executive directors of the Company with respect to their duties and responsibilities as directors of the Company for the 2023 financial year which will end on December 31, 2023:

Name	Cash Compensation	Share Based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share Based)
Mrs. Linda Rottenberg	USD 100,000	USD 100,000	USD 200,000
Mr. Richard Haythornthwaite	USD 100,000	USD 100,000	USD 200,000
Mr. Philip Odeen	USD 100,000	USD 100,000	USD 200,000
Mr. Francisco Álvarez-Demalde	USD 100,000	USD 100,000	USD 200,000
Ms. Maria Pinelli	USD 100,000	USD 100,000	USD 200,000
Ms. Andrea Mayumi Petroni Merhy	USD 100,000	USD 100,000	USD 200,000
Total	USD 600,000	USD 600,000	USD 1,200,000

The share-based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan, as amended. Both the cash and the share-based compensation shall be paid in quarterly installments, with share-based compensation vesting on the first anniversary of the date of grant.

The vesting of granted awards shall not be subject to continued service on the Company's Board of Directors and shall not be tied to performance requirements.

In the event a non-executive director steps down from the Board of Directors at any time before the next annual general meeting any quarterly payments and/or grants due after his or her departure shall be forfeited and the Company shall be entitled to offer them to a replacement non-executive director.

The Compensation Committee believes that the mix of cash and share based compensation proposed, which is the same mix of cash and share based compensation approved for the fiscal year 2022, is reasonable and within a range of compensation arrangements of other non-executive board members of comparably-sized companies listed on the New York Stock Exchange, and therefore the recommendation of the Compensation Committee is to maintain the same mix and amounts for the fiscal year 2023.

With respect to the share-based compensation, the Compensation Committee has also considered that U.S. companies commonly issue share-based compensation to non-executive directors, and the Company, which is listed on the New York Stock Exchange, has adopted this approach to better reflect U.S. market practice.

Further, the Compensation Committee believes that payment of a portion of their compensation to our non-executive directors in the form of restricted stock units not only serves as a recruiting and incentive instrument, but also acts to strengthen the alignment of the interests of the non-executive directors and the interests of the Company’s shareholders, by motivating participants to focus on shareholder value and returns.

The Compensation Committee notes that the proposed cash and share based compensation covers the full amount of cash and share based compensation to be paid to non-executive directors for the period commencing after the approval thereof by shareholders at the annual general meeting of shareholders, and up to the date of the annual general meeting of shareholders to be held in 2024 to resolve on the approval of the annual accounts of the Company for the financial year ending on December 31, 2023.

None of our executive officers who are also members of our Board of Directors shall receive cash or share based compensation for his service as a member of the Board of Directors and, under Luxembourg law, executive compensation not related to directors’ duties is not subject to shareholder approval. As a consequence, shareholder approval is not being sought in that respect.

After careful review and consideration, the Compensation Committee recommends a vote FOR the proposed cash and share based compensation to the non-executive members of the Board of Directors for the financial year ending on December 31, 2023.

7. Appointment of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2023.

Draft resolution (Resolution VI)

“The general meeting renews the mandate of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2023 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

The Audit Committee recommends a vote FOR the re-appointment of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2023 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.

8. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2023.

Draft resolution (Resolution VII)

“The general meeting appoints Price Waterhouse & Co. S.R.L., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2023 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

The Audit Committee of the Company recommends a vote FOR the re-appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2023 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2024.

9. Re-appointment of Mrs. Linda Rottenberg as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2026.

Draft resolution (Resolution VIII)

“The general meeting re-appoints Mrs. Linda Rottenberg as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders, and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee believes that Mrs. Linda Rottenberg is qualified to serve on our Board due to her knowledge and experience in the technology industry and her experience as an entrepreneur, as well as director and CEO of other companies.

Linda Rottenberg

Ms. Rottenberg has served as a member of our board of directors since 2017 and chairman of Globant's Corporate Governance and Nominating Committee since 2020. She is the Co- Founder and Chief Executive Officer of Endeavor Global Inc., a leader of the global entrepreneurship movement, since 1997. With offices in 40 countries, 500 employees, and an unrivaled network, Endeavor Global Inc. rigorously identifies, selects, and scales the most innovative companies in emerging and underserved markets. Endeavor Entrepreneurs have collectively produced 4 million jobs and annually generates over $27 billion in revenue. Ms. Rottenberg also oversees Endeavor Catalyst Funds, a pioneering co-investment fund that is widely recognized as a premier venture investor in Latin America, the Middle East, Southeast Asia, Africa, Europe, and the United States. Since launching in 2012, Endeavor Catalyst Funds has raised over $250 million across three funds, made 160 investments across 30 countries, and realized 10 exits. Under Ms. Rottenberg's leadership, Endeavor Catalyst Fund has made investments in Latin America, including Globant S.A., Rappi (valued at more than $3.5 billion), and Creditas (valued at $1.75 billion), Europe/Middle East, including Peak Games (acquired by Zynga in $1.8 billion) and Checkout.com (valued at more than $15 billion), and Southeast Asia, including Bukalapak (valued at more than $2.5 billion) and RUMA (acquired by Go-JEK). In addition to serving as a member of our board of directors, Ms. Rottenberg currently serves as a Director and Compensation Committee Chair to OLO, the leading SaaS-based food-ordering platform, and Reinvent Technology Partners Z, a SPAC formed by LinkedIn cofounder Reid Hoffman and Zynga founder Marc Pincus (NYSE: RTPZ-U). She formerly served as a Director and member of the Compensation Committee of ZAYO Group, an $8.3 billion global bandwidth infrastructure company. She is a member of YPO, CFR, and the Yale President’s Council on International Activities. Her 2014 book, "CRAZY IS A COMPLIMENT", became an instant New York Times bestseller. Ms. Rottenberg has been named “Innovator for the 21st Century” (TIME), “America’s Best Leader” (U.S. News) and “Global Leader for Tomorrow" (World Economic Forum). She is the subject of four Harvard Business School and one Stanford GSB case studies. Other honors include: Silicon Valley Forum Visionary Award; Heinz Award; Babson College Honorary Doctorate of Humane Letters; Yale Law School Award of Merit. Ms. Rottenberg is a graduate of Harvard College and Yale Law School. We believe that Ms. Rottenberg is qualified to serve on our board of directors due to her knowledge and experience in the technology industry and experience serving as director of other companies.

After careful review of the merits of Mrs. Linda Rottenberg, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mrs. Linda Rottenberg as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.

10. Re-appointment of Mr. Martín Umaran as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2026.

Draft resolution (Resolution IX)

“The general meeting re-appoints Mr. Martín Umaran as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Mr. Martín Umaran is qualified to serve on our Board of Directors because in addition to being one of the founders of the Company and current Chief Corporate Development Officer & President for EMEA, he brings strong and invaluable experience to the Board of Directors. His deep knowledge, perspective and operational expertise in the technology services industry, accompanied by his numerous contributions over the years, help fulfill the appropriate strategic oversight attributes we seek from members of our Board of Directors.

Martín Gonzalo Umaran

Mr. Umaran has served as a member of our board of directors since 2012 and served as Chief of Staff from 2013 to 2020. As Globant’s Chief of Staff, Mr. Umaran was responsible for coordinating our back-office activities, supporting executives in daily projects and acting as a liaison to our senior management. Since 2008, he has been responsible for our mergers and acquisitions processes and strategic initiatives. From 2005 to 2012, Mr. Umaran served as Globant’s Chief Operations Officer and Chief Corporate Business Officer, in charge of managing our delivery teams and projects. In 2022, Mr. Umaran was appointed as Chief Corporate Development Officer, responsible to incorporate other organizations into the Company as part of its global growth strategy. He has also been named President for EMEA, working side by side with our team in the region to achieve Globant’s growth plans. Together with his three Globant co-founders, Mr. Umaran was selected as an Endeavor Entrepreneur in 2005. Mr. Umaran holds a degree in mechanical engineering from Universidad Nacional de La Plata (UNLP) and a Master in Business Administration from IDEA. We believe that Mr. Umaran is qualified to serve on our board of directors due to his intimate familiarity with the Company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of the Company.

After careful review of the merits of Mr. Martín Umaran, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Martín Umaran as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.

11. Re-appointment of Mr. Guibert Englebienne as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2026.

Draft resolution (Resolution X)

“The general meeting re-appoints Mr. Guibert Englebienne as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Mr. Guibert Englebienne is qualified to serve on our Board of Directors because in addition to being one of the founders of the Company, and currently serving as the Company’s President of Globant X and Globant Ventures and President for Latin America, he brings indispensable experience to the Board of Directors. His intimate familiarity with the Company in conjunction with his perspective, and operational expertise in the technology services industry continues to provide the Board of Directors with a vital skill set and experience.

Guibert Andrés Englebienne

Mr. Englebienne has served as a member of our board of directors since 2003 In 2021, Mr. Englebienne became President of Globant X and Globant Ventures to help drive the success of these initiatives. He also was appointed President for Latin America, a role to provide strategic advice to our regional leadership. Mr. Englebienne previously served as our Chief Technology Officer from 2003 to 2021. He is one of Globant’s co-founders. Prior to co-founding Globant, Mr. Englebienne worked as a scientific researcher at IBM and, later, as head of technology for CallNow.com Inc. As Globant’s Chief Technology Officer, he oversees the technological development of Globant's diverse Studios, each a deep pocket of expertise with a focus on incorporating the latest trends to bring solutions to global companies. Together with his three Globant co-founders, Mr. Englebienne was selected as an Endeavor Entrepreneur in 2005. In addition to his responsibilities at Globant, Mr. Englebienne is President of Endeavor Argentina. In 2011, he was included in Globalization Today’s “Powerful 25” list. Mr. Englebienne holds a bachelor’s degree in Computer Science and Software Engineering from the Universidad Nacional del Centro de la Provincia de Buenos Aires in Argentina. We believe that Mr. Englebienne is qualified to serve on our board of directors due to his intimate familiarity with the Company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as our co-founder and executive officer.

After careful review of the merits of Mr. Guibert Englebienne, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Guibert Englebienne as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.

Board of Directors overview

The Corporate Governance and Nominating Committee believes that having a diverse mix of directors with complementary skills, experience and expertise is important to meeting its oversight responsibilities.

Our Corporate Governance and Nominating Committee adopted the Board of Directors Diversity, Skill and Experience Matrix as an additional tool to improve the evaluation process of new Board of Directors nominees. The table below summarizes the most relevant key qualifications, skills and attributes of the members of the Board of Directors, including those whose mandate will continue after the Annual General Meeting of Shareholders of the Company:

AGENDA OF THE EXTRAORDINARY GENERAL MEETING,

PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Decision to increase the authorized share capital of the Company, excluding the Company's issued share capital, to an amount of five million twenty-five thousand eighty-six US dollars and forty cents (USD 5,025,086.40), represented by four million one hundred and eighty-seven thousand five hundred and seventy-two (4,187,572) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each, including authorization of the Board of Directors to waive, suppress or limit any pre-emptive subscription rights of existing shareholders for any issue or issues of common shares within the scope of the Company’s authorized capital during a period of five (5) years starting from the date of the Extraordinary General Meeting of Shareholders, and subsequent amendment of articles 6.1 and 6.2 of the articles of association.

Draft resolution (Resolution I)

“Having heard the report of the board of directors prepared in accordance with Article 420-26(5) of the Law of 10 August 1915 on commercial companies, as amended (a copy of which shall remain attached to the present deed to be registered therewith), the general meeting resolves to increase the amount of the authorized share capital of the Company to the amount of five million twenty-five thousand eighty-six US dollars and forty cents (USD 5,025,086.40), represented by four million one hundred eighty-seven thousand five hundred and seventy-two (4,187,572) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each.

The general meeting further resolves that the board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of this extraordinary general meeting of shareholders held on 19 April 2023 and ending on the fifth (5th) anniversary of the date of this meeting. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium).

For the purpose of the above, the general meeting expressly authorizes the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized share capital.

Finally, the general meeting resolves to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

6.1            The Company’s authorized capital, excluding the Company's share capital, is set at the amount of five million twenty-five thousand eighty-six US dollars and forty cents (USD 5,025,086.40), represented by four million one hundred eighty-seven thousand five hundred and seventy-two (4,187,572) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share.

6.2            The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of the extraordinary general meeting of shareholders held on 19 April 2023 and ending on the fifth (5th) anniversary of the date of the extraordinary general meeting of shareholders held on 19 April 2023. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium). The general meeting has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended by resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital, the board shall have the present articles of association amended accordingly.”

1

Recommendation

The Board of Directors recommends a vote FOR the approval of the increase of the Company’s authorized capital and the extension of its duration. The reasons and justification for the proposed increase of the authorized capital of the Company are detailed in the report of the Board of Directors prepared in accordance with Article 420-26 (5) of the law of 10 August 1915 on commercial companies, as amended (the “Companies Law”) (the “Report of Authorized Capital”).

Accordingly, the Board of Directors considers it convenient to increase the authorized capital available, as otherwise the portion of the authorized capital currently available will not be sufficient for the Board of Directors to retain enough flexibility to satisfy the needs set forth in the Report of Authorized Capital. Specifically, the Board of Directors deems it convenient to have sufficient authorized capital available in case the Company needs to raise capital on short notice, in situations that prevent the Company from calling a specific general meeting in order for shareholders to approve a specific capital raising, or would otherwise not be beneficial from a commercial stand point to do so.

In this respect, the Board of Directors would like to note that many of the Company’s current shareholders are of the view that the Board of Directors should use the authorized share capital for investment purposes, leveraging on the positive financial performance of the Company and its business, all of which has had a positive impact in the Company’s market price of its common shares. Therefore, the Board of Directors proposes the above increase of the Company’s authorized capital as an item of the agenda for this extraordinary general meeting, to be voted on by its shareholders for approval.

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2

The Annual General Meeting and the Extraordinary General Meeting of Shareholders (together, the “Meetings”) shall be conducted in conformity with the voting requirements of the Companies Law, and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Annual General Meeting.

The Extraordinary General Meeting will validly deliberate on the resolution on its agenda provided that a quorum of 50% of the Company’s issued share capital is present or represented. The resolutions will be validly adopted by at least two-thirds of the votes validly cast in favor by the shareholders present or represented. If the aforementioned quorum is not met, the Extraordinary General Meeting may be reconvened by the Board of Directors and at the reconvened meeting no quorum will be required.

Right to Amend the Content of the Agenda

Pursuant to the Company’s Articles of Association shareholders holding at least five percent (5%) of the Company’s issued share capital may request the adjunction of one or several items to the agenda of the Meetings, provided that the request is accompanied by a justification of or draft resolution(s). Such request and justification of or draft resolution(s) must be received at the Company’s registered office by registered letter (to the attention of the Board of Directors, 37A, avenue J.F. Kennedy L-1855 Luxembourg) or by e-mail (to: gcoffice@globant.com) at the latest on the twenty-second (22nd) day prior to the date of the relevant Meetings, i.e. on March 28, 2023. The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgment of receipt of such request.

Right to Participate in the Meetings

Any shareholder who holds one or more common shares(s) of the Company on March 14, 2023, at 24.00 (midnight) Luxembourg time (the “Record Date”) and registers for the Meetings (please see below section “Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes”) and provides the certificate specified below, shall be admitted to the Meetings and may attend the Meetings in person or vote by proxy.

Documents

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended December 31, 2022 and the Company’s annual accounts for the financial year ended December 31, 2022, together with the relevant management reports and audit reports, as well as the report of the Board of Directors prepared in accordance with articles 420-26 (5) of the Companies Law and draft of the updated articles of association of the Company showing the amendments to be adopted at the Extraordinary General Meeting of Shareholders, are made available for an uninterrupted period between the date of the publication of this convening notice and the date of the Meetings, in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company’s registered office in Luxembourg. Upon request to gcoffice@globant.com copies of the afore-mentioned documents will be mailed to the shareholders.

Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes

All shareholders wishing to participate in person or by voting through a proxyholder in the Meetings shall notify the Company thereof at the latest on April 13, 2023, in writing by mail or by e-mail.

Any shareholder and/or proxy holder participating in the Meetings in person shall carry proof of identity at the Meetings.

Shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) should request from their operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in their account on the Record Date.

3

In addition to the aforementioned notification, to participate and vote in the Meetings, such shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) shall submit a copy of the certificate via their custodian bank by mail or by e-mail to the Company at the latest on April 13, 2023, at 24.00 (midnight) Luxembourg Time.

-	Attending the Meetings

If you wish to attend the Meetings you must notify the Company thereof no later than on April 13, 2023. Shareholders need not be present at the Meetings in person, they may appoint a proxyholder. Such appointment shall be made in writing and it shall be notified to the Company no later than 24.00 (midnight) Luxembourg Time on April 13, 2023, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings, on behalf of such entity must present evidence of their authority to attend and vote at the Meetings, by means of a proper document (such as a special power-of-attorney) issued by the entity represented. A copy of such power-of-attorney or other proper document should be filed not later than 24.00 (midnight) Luxembourg Time on April 13, 2023, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, Avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Pablo Rojo

Email: gcoffice@globant.com

-	Voting by Ballot Paper.

To vote by ballot paper, holders of common shares (other than through a brokerage account) must complete ballot papers. If you hold your shares in your name directly at the books and records of the Company's transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you must complete a ballot paper in order to vote your common shares. In order for the votes to count, ballot papers must be received by AST at the return address or email indicated on the ballot papers, no later than 24.00 (midnight) Luxembourg Time on April 13, 2023.

-	Submitting Votes through a Broker.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. In order for the votes to count, votes shall be received by AST before 24.00 (midnight) Luxembourg Time on April 13, 2023.

Yours faithfully,

For the Board of Directors of the Company

/s/ Martin Migoya
Martin Migoya
Title: Chairman of the Board of Directors

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4

0

GLOBANT S.A.

37A, Avenue J.F. Kennedy, L-1855, Luxembourg
RCS Luxembourg: B 173727

The undersigned hereby appoints the Chairman of the General Meetings as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all of the common shares of Globant S.A. held of record by the undersigned at 24 o'clock Luxembourg Time on March 14, 2023, at the Annual General Meeting and the Extraordinary General Meeting of Shareholders to be held at the Company's registered office on April 19, 2023 and at any adjournments or postponements thereof. Should a quorum not be reached at the Extraordinary General Meeting of Shareholders, this proxy shall remain valid for a second Extraordinary General Meeting of Shareholders to be convened with the same agenda unless expressly revoked. This proxy is governed by Luxembourg law. Any disputes arising out of, or in connection with, this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg.

(Continued and to be signed on the reverse side)

1.1 14475

GLOBANT S.A.

April 19, 2023

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The convening notice and proxy card
are available at www.globant.com

E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@astfinancial.com and admin1@astfinancial.com. Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: "Globant Proxy Card".

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the General Meetings.

↓ Please detach along perforated line and mail in the envelope provided. ↓

042222

THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE "FOR" RESOLUTIONS 2-11 OF THE ANNUAL GENERAL MEETING AND RESOLUTION 1 OF THE EXTRAORDINARY GENERAL MEETING
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The undersigned acknowledges receipt of the Convening Notice from the Company in advance of the execution of this proxy.

MARK "X" HERE IF YOU PLAN TO ATTEND THE GENERAL MEETINGS. ☐

(Option available only until 24 o'clock Luxembourg Time on April 13, 2023)

If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below:

I abstain: ☐

RESOLUTIONS OF THE ANNUAL GENERAL MEETING:

RESOLUTION FOR THE EXTRAORDINARY GENERAL MEETING:

	Resolution	FOR	AGAINST	ABSTAIN
1.	Approval of the increase in the authorized capital of the Company and subsequent amendments to the Articles of Association.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.